News Release

Drilling Begins at Keno Hill Project

March 29, 2007 Vancouver, British Columbia – Alexco Resource Corp. (TSX: AXR) (“Alexco or the Company”) is pleased to announce the start up of the 2007 exploration program at the Keno Hill silver project in the Yukon Territory. NovaGold Resources Inc. (TSX, AMEX: NG) (“NovaGold”) under commercial arrangement with Alexco, is providing the geological team to execute this year’s program. The exploration team comprises experienced and highly successful professionals who have worked at NovaGold’s Galore Creek and Donlin Creek projects.

Four diamond drills are being deployed to the Keno Hill project. Two are currently on site and drilling has begun while the remaining two drills will be staged over the next two to three weeks. A minimum of 30,000 meters of drilling is planned in a Phase 1 program scheduled from March through the end of August and an additional 9,000 meters will be completed by year end assuming drill results from Phase 1 warrant further exploration. Priorities in the Phase 1 program include: 1) historical resource validation, extension of known mineralization and metallurgical sampling of the Bellekeno mine area; and 2) exploration drilling along the two kilometer long Silver King-Husky SW corridor where a new style of silver dominated, gold bearing and base metal depleted mineralization was identified in 2006 drilling.

SRK (US) Inc. has been retained to prepare a National Instrument 43-101 (“NI 43-101”) compliant resource report for the Bellekeno mine using Alexco’s 2006 drilling and historical United Keno Hill Mines (UKHM) drilling and sampling. The report is anticipated to be completed in Q2 of this year. The Company has set aside $12 - $15 million for this year’s exploration program at Keno Hill including a contingency amount to re-access the underground workings at the Bellekeno mine if continuing results warrant underground exploration.

Project facilities are being modestly expanded to support a larger project at Keno Hill in 2007, primarily in the areas of core handling and camp infrastructure. The Company also anticipates an expanded environmental care and maintenance program, and increased reclamation activities in the Keno Hill district in 2007 under contract with the Yukon Government. During 2007, the Company also plans to initiate the planning and consultation process to generate a final reclamation and closure plan for the district.

A site map with last year’s drill results and this year’s targets can be found on the Company’s website at www.alexcoresource.com.

About Keno Hill

The Keno Hill mining district is located in the Yukon Territory 330 km north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the Nacho Nyak Dun First Nation. The district consists of 14,980 hectares of mining leases, quartz claims and crown grants. The lands to be controlled by Alexco have numerous occurrences of mineral deposits and prospects, including 35 mines with a history of production. The Yukon Government’s published Minfile database states that between 1941 and 1989 the district produced more than 217 million ounces of silver (5.37 million tons) with average grades of 40.52 opt silver, 5.62% lead and 3.14% zinc. Mine operations

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1920
Vancouver, BC V6C 1S4

closed down in 1989 due to low metal prices. All resource estimates herein are based on prior data and reports prepared by previous operators. The Company is not treating the resource estimates as NI 43-101 defined resources verified by a qualified person.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1920
Vancouver, BC V6C 1S4